FRANKLIN BSP REALTY TRUST, INC.

1345 Avenue of the Americas, Suite 32A

New York, NY 10105

March 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper

Re:	Franklin BSP Realty Trust, Inc.
Request for Withdrawal of Registration Statement on Form S-11
File No. 333-256266

Dear Mr. Alper:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Franklin BSP Realty Trust, Inc., formerly known as Benefit Street Partners Realty Trust, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-256266), together with all exhibits thereto (the “Registration Statement”), filed with the Commission on May 18, 2021, effective as of the date hereof or at the earliest practicable date hereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities were sold or will be sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Michael McTiernan of Hogan Lovells US LLP at (202) 637-5684 if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jerome S. Baglien
Jerome S. Baglien
Chief Financial Officer, Chief Operating Officer and Treasurer